October 27, 2020

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Atea Pharmaceuticals, Inc.
Registration Statement on
Form S-1 (File No. 333-249404)

Dear Ladies and Gentlemen:

In connection with the proposed offering of the securities under the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), we wish to advise you that we, as representatives of the underwriters, hereby join with Atea Pharmaceuticals, Inc.’s request that the effective date of the Registration Statement be accelerated so that the same will become effective on October 29, 2020 at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: October 26, 2020

(ii)	Dates of distribution: October 26, 2020 – date hereof

(iii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 4

(iv)	Number of prospectuses so distributed: approximately 180

We, the undersigned, as representatives of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours, J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Evercore Group L.L.C. William Blair & Company, L.L.C. J.P. MORGAN SECURITIES LLC

By:	/s/ Benjamin Burdett
Name: Title:	Benjamin Burdett Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Kalli Dircks
Name: Title:	Kalli Dircks Executive Director

EVERCORE GROUP L.L.C.

By:	/s/ Francois Maisonrouge
Name: Title:	Francois Maisonrouge Senior Managing Director

WILLIAM BLAIR & COMPANY, L.L.C.

By:	/s/ Steve Maletzky
Name: Title:	Steve Maletzky Partner, Head of Equity Capital Markets

[Signature Page to Underwriters’ Acceleration Request]